Exhibit 16.1

Letterhead of S. W. Hatfield, CPA

November 21, 2005

U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

On November 21, 2005, this Firm received a draft copy of a Part II - Item 5 disclosure to be included in the Form 10-QSB filing of IsoRay, Inc. (formerly Century Park Pictures Corporation) (Company) (SEC File # 0-14247, CIK #728387) reporting a change in the Company’s Registered Independent Certified Public Accounting Firm.

We have no disagreements with the statements contained in the draft of Part II - Item 5 language attributable to the change in the Company’s Registered Independent Certified Public Accounting Firm which we reviewed. We have no basis for any comment on any other statement and/or representation made in the accompanying Form 10-QSB document.

Yours truly,

/s/ S. W. Hatfield, CPA

S. W. Hatfield, CPA
Dallas, Texas